[Letterhead of Orrick, Herrington & Sutcliffe LLP]

July 12, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Express Credit Account Master Trust
American Express Receivables Financing Corporation II
American Express Receivables Financing Corporation III LLC
American Express Receivables Financing Corporation IV LLC
Registration Nos. 333-179309; 01-03
Amendment No. 1 to Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of American Express Receivables Financing Corporation II, American Express Receivables Financing Corporation III LLC and American Express Receivables Financing Corporation IV LLC, as Originators of the American Express Credit Account Master Trust, transmitted herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended, is Amendment No. 1 to Registration Statement on Form S-3.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (212) 506-5189.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Robert B. Moyle

Robert B. Moyle

Enclosure